UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RDS Board Committee Change
THE HAGUE, the Netherlands, March 15, 2012/PRNewswire-FirstCall/ --
- Appointment of Deputy Chairman and Senior Independent Director and Board
Committee Changes
Royal Dutch Shell plc (the "Company") (NYSE: RDS.A)(NYSE: RDB.B) announces that
Mr Hans Wijers, a Non-executive Director of the Company, Chairman of the
Remuneration Committee and a member of the Nomination and Succession Committee, has been appointed Deputy Chairman and Senior Independent Director with effect from May 23, 2012. Mr Wijers will succeed Lord Kerr of Kinlochard who, as announced on February 1, 2012, will be standing down as a Non-executive Director of the Company with effect from the close of business of the 2012 Annual General
Meeting.
Mr Josef Ackermann, a Non-executive Director since 2008 and a member of the
Remuneration Committee, has been appointed a member of the Nomination and
Succession Committee with effect from May 23, 2012. Sir Nigel Sheinwald, who will be standing for election as a Non-executive Director of the Company at the
2012 Annual General Meeting, has been appointed a member of the Corporate and
Social Responsibility Committee with effect from July 1, 2012.
All appointments are subject to the relevant Directors being elected or re-elected by shareholders at the 2012 Annual General Meeting which is scheduled to be held on May 22, 2012.

    Enquiries
    Shell Media Relations
    International, UK, European Press: +31-70-377-3600

    Shell Investor Relations
    Europe: + 31-70-377-3996
    United States: +1-713-241-2069

Source: Royal Dutch Shell plc

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 16 March 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary